EXHIBIT 10.17
May 1, 2024
Sophia Contreras Schwartz
Dear Sophia:
This letter agreement confirms your promotion to the role of General Counsel and Secretary of Nextdoor, Inc. (the “Company”)1 effective May 8, 2024, and hereby amends and restates your prior offer letter, dated October 26, 2018 (the “Prior Agreement”),
In your role as General Counsel of the Company you will report to the Company’s Chief Executive Officer.
1.Cash Compensation. In this position, the Company will pay you an annual base salary of $550,000, subject to all applicable taxes and withholdings, payable in accordance with the Company’s standard payroll schedule. Your pay will be periodically reviewed as a part of the Company’s regular reviews of compensation.
2.Employee Benefits. You will continue to be eligible to participate in a number of Company-sponsored benefits to the extent that you comply with the eligibility requirements of each such benefit plan. The Company, in its sole discretion, may amend, suspend or terminate its employee benefits at any time, with or without notice. In addition, you will be entitled to paid vacation in accordance with the Company’s vacation policy, as in effect from time to time.
3.Termination Benefits. In connection with your promotion, you will be eligible to receive certain change in control and severance payments and benefits pursuant to a Change in Control and Severance Agreement (the “Severance Agreement”) to be entered into between you and the Company at substantially the same time as the date of this offer letter, pursuant to the form attached to this offer letter as Exhibit A.
4.Confidentiality Agreement. By signing this letter agreement, you reaffirm the terms and conditions of the Employee Invention Assignment and Confidentiality Agreement by and between you and the Company.
5.Arbitration Agreement. By signing this letter agreement, you reaffirm the terms and conditions of the Arbitration Agreement by and between you and the Company.
6.No Conflicting Obligations. You understand and agree that by signing this letter agreement, you represent to the Company that your performance will not breach any other agreement to which you are a party and that you have not, and will not during the term of your employment with the Company, enter into any oral or written agreement in conflict with any of the provisions of this letter or the Company’s
1 Any reference to the Company will be understood to include any parent of the Company that employs you, including Nextdoor Holdings, Inc.

policies. You are not to bring with you to the Company, or use or disclose to any person associated with the Company, any confidential or proprietary information belonging to any former employer or other person or entity with respect to which you owe an obligation of confidentiality under any agreement or otherwise. The Company does not need and will not use such information and we will assist you in any way possible to preserve and protect the confidentiality of proprietary information belonging to third parties. Also, we expect you to abide by any obligations to refrain from soliciting any person employed by or otherwise associated with any former employer and suggest that you refrain from having any contact with such persons until such time as any non-solicitation obligation expires.
7.Outside Activities. While you render services to the Company, you agree that you will not engage in any other employment, consulting or other business activity without the written consent of the Company. In addition, while you render services to the Company, you will not assist any person or entity in competing with the Company, in preparing to compete with the Company or in hiring any employees or consultants of the Company.
8.Equal Employment Opportunity. The Company is an equal opportunity employer and conducts its employment practices based on business needs and in a manner that treats employees and applicants on the basis of merit and experience. The Company prohibits unlawful discrimination on the basis of race, color, religion, sex, pregnancy, national origin, citizenship, ancestry, age, physical or mental disability, veteran status, marital status, domestic partner status, sexual orientation, or any other consideration made unlawful by federal, state or local laws.
9.General Obligations. As an employee, you will be expected to continue to adhere to the Company’s standards of professionalism, loyalty, integrity, honesty, reliability and respect for all. You will also be expected to continue to comply with the Company’s policies and procedures. The Company is an equal opportunity employer.
10.At-Will Employment. Your employment with the Company continues to be for no specific period of time. Your employment with the Company will continue to be on an “at will” basis, meaning that either you or the Company may terminate your employment at any time for any reason or no reason. The Company also reserves the right to modify or amend the terms of your employment at any time for any reason. Any contrary representations which may have been made to you are superseded by this letter agreement. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and the Company’s Board of Directors.
11.Withholdings. All forms of compensation paid to you as an employee of the Company shall be less all applicable withholdings.
[Signature Page Follows]

This letter agreement supersedes and replaces any prior understandings or agreements, whether oral, written or implied, between you and the Company regarding the matters described in this letter (other than the Severance Agreement), including, without limitation, the Prior Agreement. This letter will be governed by the laws of California, without regard to its conflict of laws provisions.
Very truly yours,
NEXTDOOR, INC.
/s/ Nirav Tolia
By: Nirav Tolia
Executive Chair
ACCEPTED AND AGREED:
Sophia Contreras Schwartz
/s/ Sophia Contreras Schwartz
Signature
May 3, 2024
Date

[Signature Page to Amended and Restated Offer Letter]

Exhibit A
Change in Control and Severance Agreement
This Change in Control and Severance Agreement (the “Agreement”) is entered into by and between Sophia Schwartz (the “Executive”) and Nextdoor, Inc., a Delaware corporation (together with its parent, Nextdoor Holdings, Inc., the “Company”), effective as of May 8, 2024 (the “Effective Date”).
1.Term of Agreement.
This Agreement shall terminate the earlier of the third (3rd) anniversary of the Effective Date (the “Expiration Date”) or the date the Executive’s employment with the Company terminates for a reason other than a Qualifying Termination or CIC Qualifying Termination; provided however, if a definitive agreement relating to a Change in Control has been signed by the Company on or before the Expiration Date, then this Agreement shall remain in effect through the earlier of:
(a)The date the Executive’s employment with the Company terminates for a reason other than a Qualifying Termination or CIC Qualifying Termination, or
(b)The date the Company has met all of its obligations under this Agreement following a termination of the Executive’s employment with the Company due to a Qualifying Termination or CIC Qualifying Termination.
This Agreement shall renew automatically and continue in effect for three (3) year periods measured from the initial Expiration Date, unless the Company provides Executive notice of non-renewal at least three (3) months prior to the date on which this Agreement would otherwise renew. For the avoidance of doubt, and notwithstanding anything to the contrary in Section 2 or 3 below, the Company’s non-renewal of this Agreement shall not constitute a Qualifying Termination or CIC Qualifying Termination, as applicable.
2.Qualifying Termination. If the Executive is subject to a Qualifying Termination, then, subject to Sections 4, 8, and 9 below, Executive will be entitled to the following benefits:
(a)Severance Benefits. The Company shall pay the Executive six (6) months of his/her monthly base salary (at the rate in effect immediately prior to the actions that resulted in the Qualifying Termination). The Executive will receive his or her severance payment in a cash lump-sum in accordance with the Company’s standard payroll procedures, which payment will be made no later than the first regular payroll date occurring after the sixtieth (60th) day following the Separation, provided that the Release Conditions have been satisfied.
(b)Continued Employee Benefits. If Executive timely elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), the Company shall pay the full amount of Executive’s COBRA premiums on behalf of the Executive for the Executive’s continued coverage under the Company’s health, dental and vision plans, including coverage for the Executive’s eligible dependents, for a period of six (6) months following the Executive’s Separation or, if earlier, until Executive is eligible to be covered under another substantially equivalent medical insurance plan by a subsequent employer. Notwithstanding the foregoing, the Company may elect to provide Executive, in lieu of any portion of such continued coverage, taxable installment payments equal in amount to the applicable premiums in effect as of Executive’s Separation for the remainder of the COBRA continuation period; provided that, Executive shall have no right to an additional gross-up payment to account for the fact that such COBRA premium amounts are paid on an after-tax basis.

3.CIC Qualifying Termination. If the Executive is subject to a CIC Qualifying Termination, then, subject to Sections 4, 8, and 9 below, Executive will be entitled to the following benefits:
(a)Severance Payments. The Company or its successor shall pay the Executive twelve (12) months of his/her monthly base salary and an amount equal to his/her annual target bonus at 100% achievement of target, in each case, at the rate in effect immediately prior to the actions that resulted in the Separation. Such payment shall be paid in a cash lump sum in accordance with the Company’s standard payroll procedures, which payment will be made no later than the first regular payroll date occurring after the sixtieth (60th) day following the Separation, provided that the Release Conditions have been satisfied. For the avoidance of doubt, in the event that a Change in Control occurs within three (3) months following a Qualifying Termination, then, provided that such Qualifying Termination followed a Potential Change in Control, then in addition to any prior payments under Section 2(a), Executive shall receive an additional payment in order to provide the benefits described in this Section 3(a).
(b)Equity. Each of Executive’s then outstanding Equity Awards, other than awards that vest on the satisfaction of performance criteria, shall accelerate and become vested and exercisable as to 100% of the total shares underlying such Equity Awards. As to outstanding Equity Awards that would vest only upon satisfaction of performance criteria, such awards shall accelerate and become vested and exercisable as if such awards had been achieved at the greater of (x) actual achievement (if measurable on the date of Executive’s Separation) or (y) target levels; provided, however, that the Company may specify, in any individual Equity Award agreement, that the acceleration provisions of such award agreement shall specifically overwrite the acceleration provisions set forth herein. Subject to Section 4, the accelerated vesting described above shall be effective as of the Separation. For the avoidance of doubt, in order to give effect to the acceleration contemplated by this Section 3(b), each of Executive’s outstanding Equity Awards shall remain outstanding and eligible for the vesting acceleration contemplated by this Section 3(b) for a period of three (3) months following a Qualifying Termination.
(c)COBRA; Pay in Lieu of Continued Employee Benefits. Continuation of COBRA or a cash benefit, in both cases on the same terms as set forth in Section 2(b) above, for a period of twelve (12) months following the Executive’s Separation or, if earlier, until Executive is eligible to be covered under another substantially equivalent medical insurance plan by a subsequent employer.
4.General Release. Any other provision of this Agreement notwithstanding, the benefits under Section 2 and 3 shall not apply unless the Executive (i) has executed a general release of all known and unknown claims that he or she may then have against the Company or persons affiliated with the Company and such release has become effective and (ii) has agreed not to prosecute any legal action or other proceeding based upon any of such claims. The release must be in the form prescribed by the Company, without alterations (this document effecting the foregoing, the “Release”). The Company will deliver the form of Release to the Executive within thirty (30) days after the Executive’s Separation. The Executive must execute and return the Release within the time period specified in the form and in any event no later than sixty (60) days following the date of Executive’s Separation.
5.Accrued Compensation and Benefits. Notwithstanding anything to the contrary in Sections 2 and 3 above, in connection with any termination of employment (whether or not a Qualifying Termination or CIC Qualifying Termination), the Company shall pay Executive’s earned but unpaid base salary and other vested but unpaid cash entitlements for the period through and including the termination of employment, including unreimbursed documented business expenses incurred by Executive through and including the date of termination (collectively “Accrued Compensation and Expenses”), as required by law and the applicable Company plan or policy. In addition, Executive shall be entitled to any other vested benefits earned by Executive for the period through and including the termination date of Executive’s employment under any other employee benefit plans and arrangements maintained by the Company, in accordance with the terms of such plans and arrangements, except as modified herein (collectively “Accrued Benefits”). Any Accrued Compensation and Expenses to which the Executive is entitled shall be paid to the Executive in cash as soon as administratively practicable after the termination, and, in any event, no later than two and one-half (2-1/2) months after the end of the taxable year of the

Executive in which the termination occurs. Any Accrued Benefits to which the Executive is entitled shall be paid to the Executive as provided in the relevant plans and arrangements.
6.Definitions.
(a)The term “Cause” means the occurrence of any of the following events, as reasonably determined by the Company:
(i)any willful and material violation by Executive of any law or regulation applicable to the business of the Company or a parent or subsidiary of the Company;
(ii)Executive’s conviction for, or guilty plea to, a felony or a crime involving moral turpitude or any willful perpetration by Executive of a common law fraud;
(iii)Executive’s commission of an act of personal dishonesty which involves personal profit in connection with the Company or any other entity having a business relationship with the Company;
(iv)any material breach by Executive of any provision of any agreement or understanding between the Company or any parent or subsidiary of the Company and Executive regarding the terms of Executive’s service as an employee to the Company or a parent or subsidiary of the Company, or any breach of any applicable invention assignment and confidentiality agreement or similar agreement between Executive and the Company;
(v)Executive’s disregard of the policies or regulations of the Company or any parent or subsidiary of the Company so as to cause material loss, damage or injury to the property, reputation or employees of the Company or a parent or subsidiary of the Company;
(vi)Executive’s failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested Executive’s assistance; or
(vii)Executive’s willful and continuing failure to perform assigned duties after receiving written notification of the failure from the Company’s Chief Executive Officer.
(b)provided that the Company shall provide Executive with a written notice of the basis for a finding of Cause once known. Upon receiving such notice, Executive shall have a period of thirty (30) days to cure such Cause (if a cure is possible) to the satisfaction of the Company.
(c)“Code” means the Internal Revenue Code of 1986, as amended.
(d)“Change in Control.” For all purposes under this Agreement, a Change in Control shall mean a “Corporate Transaction,” as such term is defined in the Plan, provided that the transaction (including any series of transactions) also qualifies as a change in control event under U.S. Treasury Regulation 1.409A-3(i)(5)(v) or (vii).
(e)“CIC Qualifying Termination” means a Separation (A) within twelve (12) months following a Change in Control or (B) within three (3) months preceding a Change in Control (but as to part (B), only if the Separation occurs after a Potential Change in Control) resulting, in either case (A) or (B), from (i) the Company terminating the Executive’s employment for any reason other than Cause or (ii) the Executive voluntarily resigning his or her employment for Good Reason. A termination or resignation due to the Executive’s death or disability shall not constitute a CIC Qualifying Termination. A “Potential Change in Control” means the date of execution of a legally binding and definitive agreement for a corporate transaction which, if consummated, would constitute the applicable Change in Control (which for the avoidance of doubt, would include a merger agreement, but not a term sheet for a merger agreement). In the case of a termination following a Potential Change in Control and before a

Change in Control, solely for purposes of benefits under this Agreement, the date of Separation will be deemed the date the Change in Control is consummated.
(f)“Equity Awards” means all options to purchase shares of common stock of Nextdoor Holdings, Inc., as well as all other stock-based awards granted to the Executive, including, but not limited to, stock bonus awards, restricted stock, restricted stock units and stock appreciation rights.
(g)“Good Reason” means, without the Executive’s written consent and provided (a) the Company receives, within thirty (30) days following the occurrence of any of the events set forth in clauses (i) through (iii) below, written notice from Executive indicating the specific basis for Executive’s belief that Executive is entitled to terminate employment for Good Reason, (b) the Company fails to cure the event constituting Good Reason within thirty (30) days after receipt of such written notice thereof, and (c) Executive terminates employment within ten (10) days following expiration of such cure period or receipt from the Company of notice that it will not seek to cure: (i) a material decrease in Executive’s annual base compensation, other than in connection with a general decrease applied to similarly-ranked executives of the Company; (ii) if Executive has a principal workplace (as set forth in Executive’s offer letter or employment agreement, or as otherwise subsequently agreed by the Company and Executive) (the “Principal Location”), receipt of notice that Executive’s principal workplace will be relocated more than twenty-five (25) miles from the Principal Location; or (iii) a material diminution in Executive’s authority, duties, or responsibilities (provided, however, that having a similar position, authority, duties or responsibilities after a Change in Control with respect to a division or line of business, rather than a substantially comparable position, authority, reporting structure, duties or responsibilities with respect to the Company’s successor or acquiror, as a whole, shall not alone be considered such a diminution and that a mere change in title, a change in the person or office to which you report shall not constitute “Good Reason”).
(h)“Plan” means the Nextdoor Holdings, Inc. 2021 Equity Incentive Plan, as may be amended from time to time.
(i)“Release Conditions” mean the following conditions: (i) Company has received the Executive’s executed Release and (ii) any rescission period applicable to the Executive’s executed Release has expired (without Executive having rescinded the executed Release).
(j)“Qualifying Termination” means a Separation that is not a CIC Qualifying Termination, but which results from (i) the Company terminating the Executive’s employment for any reason other than Cause or (ii) the Executive voluntarily resigning his or her employment for Good Reason. A termination or resignation due to the Executive’s death or disability shall not constitute a Qualifying Termination.
(k)“Separation” means a “separation from service,” as defined in the regulations under Section 409A of the Code.
7.Successors.
(a)Company’s Successors. The Company shall require any successor (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets, by an agreement in substance and form satisfactory to the Executive, to assume this Agreement and to agree expressly to perform this Agreement in the same manner and to the same extent as the Company would be required to perform it in the absence of a succession. For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business and/or assets or which becomes bound by this Agreement by operation of law.
(b)Executive’s Successors. This Agreement and all rights of the Executive hereunder shall inure to the benefit of, and be enforceable by, the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

8.Golden Parachute Taxes.
(a)Best After-Tax Result. In the event that any payment or benefit received or to be received by Executive pursuant to this Agreement or otherwise (“Payments”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code and (ii) but for this subsection (a), be subject to the excise tax imposed by Section 4999 of the Code, any successor provisions, or any comparable federal, state, local or foreign excise tax (“Excise Tax”), then, subject to the provisions of this Section 8, such Payments shall be either (A) provided in full pursuant to the terms of this Agreement or any other applicable agreement, or (B) provided as to such lesser extent which would result in no portion of such Payments being subject to the Excise Tax (“Reduced Amount”), whichever of the foregoing amounts, taking into account the applicable federal, state, local and foreign income, employment and other taxes and the Excise Tax (including, without limitation, any interest or penalties on such taxes), results in the receipt by Executive, on an after-tax basis, of the greatest amount of payments and benefits provided for hereunder or otherwise, notwithstanding that all or some portion of such Payments may be subject to the Excise Tax. Unless the Company and Executive otherwise agree in writing, any determination required under this Section shall be made by independent tax counsel designated by the Company and reasonably acceptable to Executive (“Independent Tax Counsel”), whose determination shall be conclusive and binding upon Executive and the Company for all purposes. For purposes of making the calculations required under this Section, Independent Tax Counsel may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code; provided that Independent Tax Counsel shall assume that Executive pays all taxes at the highest marginal rate. The Company and Executive shall furnish to Independent Tax Counsel such information and documents as Independent Tax Counsel may reasonably request in order to make a determination under this Section. The Company shall bear all costs that Independent Tax Counsel may reasonably incur in connection with any calculations contemplated by this Section. In the event that Section 8(a)(ii)(B) above applies, then based on the information provided to Executive and the Company by Independent Tax Counsel, Executive may, in Executive’s sole discretion and within thirty (30) days of the date on which Executive is provided with the information prepared by Independent Tax Counsel, determine which and how much of the Payments (including the accelerated vesting of equity compensation awards) to be otherwise received by Executive shall be eliminated or reduced (as long as after such determination the value (as calculated by Independent Tax Counsel in accordance with the provisions of Sections 280G and 4999 of the Code) of the amounts payable or distributable to Executive equals the Reduced Amount). If the Internal Revenue Service (the “IRS”) determines that any Payment is subject to the Excise Tax, then Section 8(b) hereof shall apply, and the enforcement of Section 8(b) shall be the exclusive remedy to the Company.
(b)Adjustments. If, notwithstanding any reduction described in Section 8(a) hereof (or in the absence of any such reduction), the IRS determines that Executive is liable for the Excise Tax as a result of the receipt of one or more Payments, then Executive shall be obligated to surrender or pay back to the Company, within one-hundred twenty (120) days after a final IRS determination, an amount of such payments or benefits equal to the “Repayment Amount.” The Repayment Amount with respect to such Payments shall be the smallest such amount, if any, as shall be required to be surrendered or paid to the Company so that Executive’s net proceeds with respect to such Payments (after taking into account the payment of the Excise Tax imposed on such Payments) shall be maximized. Notwithstanding the foregoing, the Repayment Amount with respect to such Payments shall be zero (0) if a Repayment Amount of more than zero (0) would not eliminate the Excise Tax imposed on such Payments or if a Repayment Amount of more than zero would not maximize the net amount received by Executive from the Payments. If the Excise Tax is not eliminated pursuant to this Section 8(b), Executive shall pay the Excise Tax.
9.Miscellaneous Provisions.
(a)Section 409A. To the extent (i) any payments to which Executive becomes entitled under this Agreement, or any agreement or plan referenced herein, in connection with Executive’s termination of employment with the Company constitute deferred compensation subject to Section 409A of the Code and (ii) Executive is deemed at the time of such termination of employment to be a “specified” employee under Section 409A of the Code, then such payment or payments shall not be made or commence until the earlier of (i) the expiration of the six

(6)-month period measured from the Executive’s Separation; or (ii) the date of Executive’s death following such Separation; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to Executive, including (without limitation) the additional twenty percent (20%) tax for which Executive would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph shall be paid to Executive or Executive’s beneficiary in one lump sum (without interest). Except as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in-kind benefit under this Agreement (or otherwise referenced herein) is determined to be subject to (and not exempt from) Section 409A of the Code, the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement or in kind benefits to be provided in any other calendar year, in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which Executive incurred such expenses, and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit. To the extent that any provision of this Agreement is ambiguous as to its exemption or compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder are exempt from Section 409A to the maximum permissible extent, and for any payments where such construction is not tenable, that those payments comply with Section 409A to the maximum permissible extent. To the extent any payment under this Agreement may be classified as a “short-term deferral” within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this Agreement (or referenced in this Agreement) are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the regulations under Section 409A.
(b)Other Arrangements. This Agreement supersedes any and all cash severance arrangements and vesting acceleration arrangements under any agreement governing Equity Awards, severance and salary continuation arrangements, programs and plans which were previously offered by the Company to the Executive, including under any employment agreement or offer letter, and Executive hereby waives Executive’s rights to such other benefits except as set forth in the succeeding sentence. In no event shall any individual receive cash severance benefits under both this Agreement and any other severance pay or salary continuation program, plan or other arrangement with the Company. For the avoidance of doubt, in no event shall Executive receive payment under both Section 2 and Section 3 with respect to Executive’s Separation.
(c)Dispute Resolution. Executive hereby acknowledges and agrees that his or her Arbitration Agreement with the Company remains in full force and effect and that any and all disputes arising in connection with this Agreement shall be solely governed by the terms and procedures set forth in Executive’s Arbitration Agreement.
(d)Notice. Notices and all other communications contemplated by this Agreement shall be in writing (including via email) and shall be deemed to have been duly given when (i) personally delivered, (ii) when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid or deposited with Federal Express Corporation, with shipping charges prepaid, or (iii) when sent by email, on the date that the email is received (provided that, if the time of deemed receipt is not before 5:30PM local time on a business day, it is deemed to have been received at the commencement of business on the next business day). In the case of the Executive, mailed notices shall be addressed to him or her at the home address or email address which he or she most recently communicated to the Company. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Secretary.
(e)Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Executive and by an authorized officer of the Company (other than the Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(f)Withholding Taxes. All payments made under this Agreement shall be subject to reduction to reflect taxes or other charges required to be withheld by law.
(g)Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.
(h)No Retention Rights. Nothing in this Agreement shall confer upon the Executive any right to continue in service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company or any subsidiary of the Company or of the Executive, which rights are hereby expressly reserved by each, to terminate his or her service at any time and for any reason, with or without Cause.
(i)Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California (other than its choice-of-law provisions).

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year first above written.

EXECUTIVE	NEXTDOOR, INC.
/s/ Sophia Schwartz Sophia Schwartz	By: /s/ Nirav Tolia Name: Nirav Tolia Title: Chief Executive Officer